MARK L. MILLER, SHAREHOLDER Direct Dial: 615.726.5740 Direct Fax: 615.744.5740 E-Mail Address: mlmiller@bakerdonelson.com

May 7, 2014

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Mr. Gus Rodriguez

RE:	Franklin Financial Network, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed April 29, 2014
File No. 333-193951

Dear Mr. Rodriguez:

This letter is provided on behalf of Franklin Financial Network, Inc. (sometimes referred to herein as the “Company,” “FFN,” “we” or “our”), in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 1, 2014 to Mr. Richard E. Herrington regarding the above-referenced Amendment No. 2 to Registration Statement on Form S-4 (“Amendment No. 2”). The Company is filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”) together with this letter.

For ease of reference, we have reproduced your comments immediately preceding the Company’s responses.

Unaudited Pro Forma Combined Consolidated Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 4 — Preliminary Unaudited Pro Forma and Acquisition Accounting Adjustments, pages 19-22

Comment

1. We note your expanded disclosure appearing in Note 4 in response to our comment number two of our letter dated April 24, 2014 and revisions to the Unaudited Pro Forma

United States Securities and Exchange Commission

May 7, 2014

Combined Consolidated Financial Information. In this regard, please revise to reflect the estimated $453,000 related to remaining merger transaction costs to be incurred by MidSouth as an addition to payables and other liabilities. In Note 3 — Preliminary Estimated Acquisition Consideration Allocation ensure that the amount used to determine the total fair value of liabilities assumed includes both the historical balance of payables and other liabilities of FFN and the pro forma adjustment for that line item. In addition, revise Notes 3 and 4 and the Unaudited Pro Forma Combined Condensed Balance Sheet, as applicable.

Response

In response to the Staff’s comment regarding Note 4 to Unaudited Pro Forma Financial Statements, we have updated the disclosure to provide further detail about the pro forma adjustment for other liabilities in Amendment No. 3. The Company has added clarifying language to other liabilities related to assumed transaction costs for both MidSouth ($453) and FFN ($875) for a total $1,328.

In response to the Staff’s comment regarding Note 3 to Unaudited Pro Forma Financial Statements, the Company provides the following explanation regarding the amount presented: the amount shown related to other liabilities is correctly stated to present the fair value of liabilities assumed in the transaction specific to MidSouth. This balance, $1,478, is comprised of the historical cost basis of other liabilities for MidSouth ($1,025) plus the transaction cost specific to MidSouth included in the pro forma adjustments defined in item “g” on page 21 ($453). Accordingly, the Company did not revise its disclosure with respect to Note 3 in its Amendment No. 3.

Please contact me at (615) 726-5740 if you have any questions regarding these responses.

Very truly yours,

BAKER, DONELSON, BEARMAN,

CALDWELL & BERKOWITZ, PC

/s/ Mark L. Miller

Mark L. Miller

cc:	Richard E. Herrington, President and Chief Executive Officer